UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Telaria, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

879181105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879181105	SCHEDULE 13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS W Capital Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,051,886
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,051,886
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,051,886
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (1)
12.	TYPE OF REPORTING PERSON PN
(1)	The percent of class was calculated based on 51,206,969 shares of Common Stock outstanding as of November 6, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 879181105	SCHEDULE 13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS WCP GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,051,886 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,051,886 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,051,886 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12.	TYPE OF REPORTING PERSON PN
(1)	Represents 5,051,886 shares of Common Stock held directly by W Capital Partners II, L.P. WCP GP II, L.P. is the sole general partner of W Capital Partners II, L.P., and may be deemed to beneficially own the shares of stock held directly by W Capital Partners II, L.P.

(2)	The percent of class was calculated based on 51,206,969 shares of Common Stock outstanding as of November 6, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 879181105	SCHEDULE 13G/A	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS WCP GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,051,886 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,051,886 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,051,886 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12.	TYPE OF REPORTING PERSON OO
(1)	Represents 5,051,886 shares of Common Stock held directly by W Capital Partners II, L.P. WCP GP II, LLC is the sole general partner of WCP GP II, L.P., which is the sole general partner of W Capital Partners II, L.P., and may be deemed to beneficially own the shares of stock held directly by W Capital Partners II, L.P.

(2)	The percent of class was calculated based on 51,206,969 shares of Common Stock outstanding as of November 6, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 879181105	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Telaria, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1501 Broadway, Suite 801
New York, NY 10036

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	W Capital Partners II, L.P., a Delaware limited partnership (the “Fund”);

(ii)	WCP GP II, L.P., a Delaware limited partnership (“WCP LP”); and

(iii)	WCP GP II, LLC, a Delaware limited liability company (“WCP LLC”)

The address of the principal business office of all reporting persons is 400 Park Avenue, Suite 910, New York, NY 10022.

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

879181105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 879181105	SCHEDULE 13G/A	Page 6 of 7 Pages

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)	The Fund directly owns 5,051,886 shares of Common Stock, which represents approximately 9.9% of the outstanding shares of Common Stock.

(ii)	WCP LP is the sole general partner of the Fund and may be deemed to beneficially own 5,051,886 shares of Common Stock, which represents approximately 9.9% of the outstanding shares of Common Stock.

(iii)	WCP LLC is the sole general partner of WCP LP, which is the sole general partner of the Fund, and may be deemed to beneficially own 5,051,886 shares of Common Stock, which represents approximately 9.9% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
W Capital Partners II, L.P.	5,051,886	-0-	5,051,886	-0-
WCP GP II, L.P.	5,051,886	-0-	5,051,886	-0-
WCP GP II, LLC	5,051,886	-0-	5,051,886	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 51,206,969 shares of Common Stock outstanding as of November 6, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 879181105	SCHEDULE 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2018

W CAPITAL PARTNERS II, L.P.

By:	WCP GP II, L.P., its General Partner
By:	WCP GP II, LLC, its General Partner

By:	/s/ David Wachter
Name: David Wachter
Title: Managing Member

WCP GP II, L.P.

By:	WCP GP II, LLC, its General Partner

By:	/s/ David Wachter
Name: David Wachter
Title: Managing Member

WCP GP II, LLC

By:	/s/ David Wachter
Name: David Wachter
Title: Managing Member